UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☒ Form 20-F	☐ Form 11-K	☐ Form 10-Q
	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: December 31, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:______________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED
ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Full Name of Registrant:	ReTo Eco-Solutions, Inc.
Former Name if Applicable:	N/A
Address of Principal Executive Office (Street and Number):	c/o Beijing REIT Technology Development Co., Ltd. X-702, 60 Anli Road, Chaoyang District
City, State and Zip Code:	Beijing, People’s Republic of China 100101

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Form 20-F for the fiscal year ended December 31, 2023 within the prescribed time period without unreasonable effort or expense because additional time is needed to finalize the financial statements for the fiscal year ended December 31, 2023. The Registrant anticipates that it will file its Form 20-F within the fifteen-day grace period provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Hengfang Li	86	10-64827328
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant’s total revenues from continuing operations were estimated to decrease by approximately $3.2 million, or 50%, to approximately $3.2 million for the fiscal year ended December 31, 2023, from approximately $6.5 million for the year ended December 31, 2022.

The Registrant’s total cost of revenues was estimated to decrease by approximately $2.6 million, or 47%, to approximately $3.0 million for the fiscal year ended December 31, 2023, from approximately $5.7 million for the fiscal year ended December 31, 2022.

The Registrant’s gross profit was estimated to decrease by approximately $0.6 million, or 74%, to approximately $0.2 million for the fiscal year ended December 31, 2023, from approximately $0.8 million for the fiscal year ended December 31, 2022.

The Registrant’s total net loss was estimated to amount to approximately $16.1 million for the fiscal year ended December 31, 2023, and amounted to approximately $15.4 million for the fiscal year ended December 31, 2022.

The amounts reported above are still under review by the Registrant’s independent registered public accounting firm and accounting staff and may differ once reported in the Form 20-F to be filed by the Registrant.

Forward-Looking Statements

This form contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements include, among others, statements regarding the Registrant’s results of operations for the fiscal year ended December 31, 2023. The Registrant’s actual results may differ materially from those expressed in any forward-looking statements as a result of various factors and uncertainties. The reports filed by the Registrant with the Securities and Exchange Commission discuss these and other important factors and risks that may affect the Registrant’s business, results of operations and financial conditions. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this form. The Registrant undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

ReTo Eco-Solutions, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 1, 2024	By:	/s/ Hengfang Li
Hengfang Li
Chief Executive Officer

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